Exhibit 99.(c)


                                  July 16, 1999

Mr. Paul H. Duynhouwer
c/o Intrav, Inc.
7711 Bonhomme Avenue
St. Louis, Missouri 63105-1961

     Re: Certain actions with respect to Newco A and Newco B
Dear Paul,

     This letter sets forth an agreement between you, Kuoni Reisen Holding AG, a Swiss corporation incorporated in the Canon of Zurich, Switzerland ("Parent") and Diamond Holdings Delaware, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Diamond"). This letter agreement is being entered into concurrently with and as an inducement to the execution of that certain Agreement and Plan of Merger dated as of July 16, 1999 (the "Merger Agreement") by Intrav, Inc., a Missouri corporation ("Sapphire"), Parent, Diamond and Diamond Acquisition Subsidiary Missouri, Inc., a Missouri corporation and wholly-owned subsidiary of Diamond ("Acquisition Subsidiary").

     As you know, because Parent is not a U.S. citizen eligible to own vessels for operating in the U.S. coastwise trade, prior to the consummation of the acquisition, Sapphire must restructure the ownership and operation of its two U.S. flagged vessels so that they will continue to be owned and operated by U.S. citizens following the merger. It may also be advisable from an economic perspective for the operator of Sapphire's two non-U.S. flagged vessels to be the same as the operator of the two U.S. flagged vessels. Because of the breadth and depth of your experience in the ownership and operation of Sapphire's vessels as Sapphire's President and Chief Executive Officer and your nearly 40 years of experience in the travel and cruise ship industries, it is a logical solution for you to remain involved with ongoing ownership and operation of Sapphire's vessels.

     Below we will describe the currently expected structure of the ownership and operation of the vessels, and refer to certain proposed agreements regarding such structure. It may be advisable to change such proposed structure prior to the consummation of the merger. But whatever the exact structure, the nature of your involvement in the ownership and operation of the vessels currently owned by Sapphire, and the provision of transitional consulting services, would have the following characteristics:

     1. You would invest $300,000 and receive a 15% return on such investment each year.

     2. You will have ownership interests in and will manage the entities that own and operate the two U.S. flagged vessels and that operate the two non-U.S. flagged vessels.

     3. One of these entities managed by you shall be responsible for providing transitional consulting services to Sapphire following closing under a transitional services agreement. 4. The aggregate amounts received by you, whether as the return on your investment described above, as compensation for your management of or services for the companies that own and operate the vessels, as distributions on your ownership interests in those companies, or otherwise, would be structured to ensure that you receive not less than the following amounts during each of the first three years following the closing: year one--$400,000; year two--$300,000; year three--$215,000. 5. On six months' notice given at any time after one year following the closing, you would have the right to terminate your ownership interests in, and your management of, the companies that own and operate the vessels, and to transfer your ownership interests to a purchaser who would preserve the eligibility of the vessels for operation in the U.S. coastwise trade. The transaction documents would be structured to ensure that you recovered your initial investment in such a sale. No termination fee would be payable by you upon such termination. 6. At the same time, we would have the right, on six months' notice given at any time after one year following the closing, to designate a purchaser of your ownership interests in the companies that own and operate the vessels, who would preserve the eligibility of the vessels for operation in the U.S. coastwise trade and to whom you would be required to sell your ownership interests. The transaction documents would be structured to ensure that you recovered your initial investment in such a sale. No termination fee would be payable by us upon such ownership changes. 7. We expect that you would require the companies owning and operating the vessels to provide you with fringe benefits substantially comparable to those that you are currently receiving as the President and Chief Executive Officer of Sapphire. 8. You will be indemnified with respect to risks attendant upon the ownership and operation of the vessels.

     We currently expect that the restructuring of the ownership and operation of the two U.S. flagged vessels owned by Sapphire would take the form of the following:

     A. Immediately prior to closing, Sapphire will sell the two U.S. flagged vessels for book value to a new entity ("Newco A"), of which you would own 75.1% of the equity interest and Sapphire or an affiliate would own 24.9%, or to two new entities wholly owned by Newco A (the "Purchasers"). The Purchasers would borrow the difference between the purchase price of the vessels and the equity contributions.

     B. Each Purchaser would time charter its vessel to Sapphire or an entity wholly owned by Sapphire (the "Time Charterer") under a long-term Time Charter in substantially the form set forth as Exhibit 4.18(a) to the Merger Agreement.

     C. In order to fulfill its obligations to the Time Charterer under the Time Charter, each Purchaser would enter into an Operating Agreement with another new entity ("Newco B") in substantially the form set forth as Exhibit A to the Time Charter. You would own 75.1% of the equity interest of Newco B and Sapphire or an affiliate would own 24.9%. D. Newco B may also enter into contracts with Sapphire or entities wholly owned by Sapphire for the operation of the two non-U.S. flagged vessels. E. Newco B would enter into a transitional services contract with Sapphire on terms and conditions to be mutually agreed upon by the parties.

     By execution and delivery of this letter agreement, you hereby agree to take the actions reasonably necessary to facilitate and complete the transactions contemplated in paragraphs a) through e) above or such other transactions as we reasonably may determine to be advisable regarding the ownership and operation of the vessels in conformance with applicable law, and that have the economic characteristics for you described in paragraphs 1 through 8 above.

     This letter agreement is contingent upon the consummation of the acquisition contemplated by the Merger Agreement, and does not obligate us to consummate the Merger Agreement, or to waive any conditions to our obligations therein.

     If  the  foregoing  is  acceptable,   please  indicate  your  agreement  by
countersigning this letter in the space provided below and returning one fully executed original to the above address.

                                            Very truly yours,

DIAMOND HOLDINGS                            KUONI REISEN HOLDING AG
DELAWARE, INC.
                                            By       /s/ Peter Diethelm
By       /s/ Peter Diethelm                 Name: Peter Diethelm
Name: Peter Diethelm                        Title: Chief Executive Officer
Title: Chief Executive Officer
                                            and      /s/ Stephan Hitz
                                            Name:    Stephan Hitz
                                                         Title:  Director

Agreed and accepted this 16th day of July, 1999.

         /s/ Paul H. Duynhouwer
Paul H. Duynhouwer